May 2, 2006

Via Facsimile and EDGAR

Mr. Tim Buchmiller

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549-6010

Facsimile: (202) 772-9218

Re:	Northstar Neuroscience, Inc.

Registration Statement on Form S-1

Registration No. 333-132135

Dear Mr. Buchmiller:

Pursuant to Rule 461 under the Securities Act of 1933, on behalf of Northstar Neuroscience, Inc. (the “Company”), I hereby request that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced registration statement (“the Filing”) to 2:00 p.m., Eastern Time, on May 4, 2006, or as soon thereafter as practicable.

In connection with this request, the Company hereby acknowledges that:

(i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and the accuracy of the disclosure in the Filing; and

(iii) the undersigned registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also hereby requests that a written order verifying the effective date be sent by express mail.

If you have any questions, please call Mark F. Hoffman of DLA Piper Rudnick Gray Cary US LLP, counsel to the Company, at (206) 839-4823.

Thank you for your assistance with this matter.

Respectfully submitted,

/s/ Raymond N. Calvert

Raymond N. Calvert
Chief Financial Officer

cc:	Mark F. Hoffman